SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of January, 2004
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul. Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on January 7, 2004, entitled "Axcan Restates and Increases Diluted Income Per Share for Fiscal 2003."

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: January 8, 2004                       By:     /s/ Jean Vezina
                                                    ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (Nasdaq National Market):                                     AXCA

DATE:                                                            January 7, 2004
Press Release for immediate distribution

      AXCAN RESTATES AND INCREASES DILUTED INCOME PER SHARE FOR FISCAL 2003

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today a revision and increase in the diluted income per share for its second and third quarters and in the diluted income per share excluding certain items presented in the Management's Discussion and Analysis of financial condition and results of operations ("MD&A") for the third and fourth quarters and fiscal year ended September 30, 2003 (all amounts are stated in U.S. dollars). In calculating the diluted income per share, the Company had reflected the dilutive impact of conversion of its $125-million convertible subordinated notes. However, the triggering event for conversion had not yet occurred resulting in an understatement of diluted income per share. The restated diluted income per share excluding acquired in-process research, takeover-bid expenses and related income taxes for the fiscal year ended September 30, 2003 was $0.73 rather than $0.70 as published.

"Although this event is not material and has no negative impact on Axcan's reported results, the Company considers it appropriate to restate previously disclosed financial results," commented David W. Mims, Executive Vice President and Chief Operating Officer of Axcan. "We want to assure all current and potential shareholders that we have reinforced the Company's disclosure process and are committed to the highest standards of reporting," he concluded.

As presented in the MD&A for the fourth quarter and fiscal year ended September 30, 2003, the restated diluted income per share excluding acquired in-process research, takeover-bid expenses and related income taxes for the fiscal year ended September 30, 2003, are $0.73 rather than the published $0.70. This measure of diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. As previously stated, the Company believes the presentation of this non-GAAP measure provides useful information because it eliminates certain unusual expenses and thus creates a measure more similar to that used for prior periods. Investors should consider this non-GAAP measure as additional information to Axcan's U.S. GAAP results of operations.

Income per share according to GAAP for the fourth quarter and fiscal year ended September 30, 2003, was accurately disclosed and the restatement has accordingly no impact on the figures included in the financial statements for these periods.

In the course of re-examining the calculation of diluted income per share for its annual report, the Company determined that it was necessary to restate the diluted income per share as events required for conversion of the Company's convertible subordinated notes to common shares had not occurred. In order to reflect conversion of the convertible debenture to common shares, the following must occur during any conversion period:

> the closing sale price of its common shares on the NASDAQ Market for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the first day of the conversion period is more than 110% of the conversion price in effect on that thirtieth trading day. The conversion price now in effect is $14.01 and 110% of this conversion price is $15.41;

> during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes for that 10 trading-day period is less than 95% of the average conversion value for the notes during that period;

>    if the Company has called the notes for redemption; or

>    upon the occurrence of specified corporate transactions.

Details of the Company's restated figures are as follows:


FOURTH QUARTER AND FISCAL YEAR ENDED SEPTEMBER 30, 2003

Diluted income per share excluding acquired in-process research and related income taxes for the three-month period ended September 30, 2003.

     As published in Management's discussion and analysis of
     financial condition and results of operations              $0.19

     Restated                                                   $0.20

Diluted income per share excluding acquired in-process research, takeover bid expenses and related income taxes for the year ended September 30, 2003

     As published in Management's discussion and analysis of
     financial condition and results of operations              $0.70

     Restated                                                   $0.73


These measures of diluted income per share excluding certain items are non-GAAP measures.

THIRD QUARTER ENDED JUNE 30, 2003

Financial statements
--------------------

Diluted income per common share

     o  for the three-month period ended June 30, 2003

           As published                                         $0.13

           Restated                                             $0.14

     o  for the nine-month period ended June 30, 2003

           As published                                         $0.47

           Restated                                             $0.48

Diluted weighted average number of common shares

     o  for the three-month period ended June 30, 2003

           As published                                    54,521,818

           Restated                                        45,597,705

     o  for the nine-month period ended June 30, 2003

           As published                                    49,398,847

           Restated                                        45,574,227



Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations:
-----------

Diluted income per common share excluding takeover bid expenses and related income taxes

     o  for the three-month period ended June 30, 2003

           As published                                         $0.18

           Restated                                             $0.19

     o  for the nine-month period ended June 30, 2003

           As published                                         $0.52

           Restated                                             $0.53

This measure of diluted income per share excluding certain items is a non-GAAP measure.

SECOND QUARTER ENDED MARCH 31, 2003

Financial statements
--------------------

Diluted income per common share for the three-month period ended March 31, 2003

           As published                                         $0.19

           Restated                                             $0.20

Diluted weighted average number of common shares

     o  for the three-month period ended March 31, 2003

           As published                                    47,131,627

           Restated                                        45,553,550

     o  for the six-month period ended March 31, 2003

           As published                                    46,635,551

           Restated                                        45,560,678


CONFERENCE CALL
---------------

Axcan will host a conference call at 4:30 P.M. EST, on January 7, 2004. Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days.

The telephone numbers to access the conference call are (800) 814-4860 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until January 14, 2004. The telephone number to access the replay of the call is (416) 640-1917 code: 21032513.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".


INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Tel: (205) 991-8085 ext. 223

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Tel: (450) 467-2600 ext. 2000

                           Web:     http://www.axcan.com